Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Goodrich Petroleum Corporation (“we,” “our,” “us,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, $0.01 par value per share (our “Common Stock”). The following summary includes a brief description of our Common Stock as well as certain related information. For the complete terms of our Common Stock and preferred stock, $1.00 par value per share (“Preferred Stock”), please refer to our Third Amended and Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and our Second Amended and Restated Bylaws (our “Bylaws”). The Delaware General Corporation Law (“DGCL”) may also affect the terms of these securities.

Authorized Capital Stock

Our authorized capital stock consists of

●	75,000,000 shares of Common Stock; and

●	10,000,000 shares of Preferred Stock.

Common Stock

Dividends. Subject to preferential dividend rights of any other class or series of stock, the holders of shares of our Common Stock are entitled to receive dividends, including dividends of our stock, if, as and when declared by our board of directors (the “Board”), subject to any limitations applicable by law and to the rights of the holders, if any, of our Preferred Stock.

Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities and pay or set aside for payment any preferential amount due to the holders of any other class or series of stock, each holder of our Common Stock will be entitled to share ratably in any or all assets that remain to be paid or distributed.

Voting Rights. Subject to any special voting rights of any series of Preferred Stock, each holder of our Common Stock is entitled to one vote for each share registered in the holder’s name on all matters which the stockholders are entitled to vote, and the holders of our Common Stock shall have the exclusive right to vote for the election of Directors and on all other matters upon which the stockholders are entitled to vote, and, subject to the Series Terms (as defined in the Certificate of Incorporation) of any one or more series of Preferred Stock, the holders of any series of Preferred Stock shall not be entitled to vote at or receive notice of any meeting of stockholders; provided, however, that except as otherwise required by law, each holder of our Common Stock is not entitled to vote on any amendment to the Certificate of Incorporation (including any certificates of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock, if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificates of designation relating to any series of Preferred Stock). Holders of our Common Stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of Preferred Stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Preemptive Rights. Any issuance of Common Stock, or other capital stock, and rights, convertible securities, options or warrants to purchase Common Stock or other capital stock (“New Securities”) by the Company or any of its subsidiaries, other than an issuance of Exempt Securities (as defined below), shall be subject to a preemptive right, granted by the Company to each stockholder that, together with its affiliates, holds of record at least 10% of the Common Stock then outstanding (each, a “Qualified Shareholder”), to purchase a pro rata share of any and all issuances, sales or distributions of New Securities proposed to be made by the Company or any of its subsidiaries, subject to certain requirements.

Notwithstanding the foregoing, Qualified Shareholders shall not have the right to participate in the issuance of any New Securities which are otherwise authorized to be issued in accordance with the Certificate of Incorporation (i) if such New Securities were issued as consideration in any merger, consolidation or combination with or acquisition of securities or assets of another person in exchange for New Securities, (ii) if made upon conversion or exercise of any rights, convertible securities, options or warrants to purchase Common Stock or other capital stock of the Company, (iii) if made by any subsidiary of the Company to the Company or any of its direct or indirect wholly owned subsidiaries, (iv) if made as securities which are the subject of an effective registration statement, (v) if made to directors, officers, employees or consultants as compensation pursuant to any employee incentive plans or (vi) if such New Securities were issued in connection with the Debtors’ First Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated August 18, 2016 (together with all exhibits and schedules thereto) filed by the Company and Goodrich Petroleum Company, L.L.C., our wholly owned subsidiary, with the United States Bankruptcy Court for the Southern District of Texas (the New Securities described in the foregoing clauses (i) through (vi), “Exempt Securities”).

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our Common Stock have no conversion, or sinking fund or redemption rights. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our Common Stock to transfer the holder’s shares of our Common Stock.

The rights, powers, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of our outstanding Preferred Stock and of any series of Preferred Stock which we may designate and issue in the future.

Preferred Stock

Under our Certificate of Incorporation, the Board has the authority, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 10,000,000 shares of Preferred Stock.

The Preferred Stock is issuable in one or more series, each with such powers, voting powers, designations, preferences, rights, qualifications, limitations and restrictions as the Board, or any committee of the Board to which such responsibility is specifically and lawfully delegated, may determine in resolutions providing for their issuance.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including loss of voting control to others.

Pursuant to our Certificate of Incorporation we are authorized to issue “blank check” Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Board. The Board, or any committee of the Board to which such responsibility is specifically and lawfully delegated, without further approval of the stockholders, is authorized to fix the dividend rights and terms, voting rights, conversion rights, redemption rights and terms, sinking fund provisions, liquidation preferences, restrictions upon the creation of indebtedness or issuance of additional Preferred Stock, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock.

The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power or rights of the holders of our Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.

The summaries above of selected provisions of our Common Stock and Preferred Stock are qualified entirely by the provisions of our Certificate of Incorporation, our Bylaws, and our debt agreements, all of which are included or incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

Our Certificate of Incorporation and Our Bylaws

Provisions of our Certificate of Incorporation and our Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock.

Among other things, our Certificate of Incorporation and Bylaws:

●

provide that for so long as Franklin Advisers, Inc. (“Franklin”) shall beneficially own greater than 10% of the total outstanding Common Stock of the Company, Franklin shall be entitled to designate three nominees for election to the Board, with such designation right not being subject to reinstatement, despite any later increase in Franklin’s Common Stock ownership.

●

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of Preferred Stock or certain board designation rights, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director, and any director so chosen shall hold office until the next annual meeting for the election of directors and until his or her successor shall be duly elected and qualified.

●

provide that directors may be removed be removed from office, either with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors acting at a meeting of the stockholders in accordance with the DGCL, our Certificate of Incorporation and our Bylaws;

●	provide that special meetings of our stockholders may only be called by our Chairman of the Board, Vice Chairman, Chief Executive Officer or by a majority of the directors then in office;

●

authorize the Board to adopt resolutions providing for the issuance of undesignated Preferred Stock. This ability makes it possible for the Board to issue, without stockholder approval, Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of us;

●	provide that the authorized number of directors may be changed only by the Board; and

●

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, for a proposal to be timely submitted for consideration at an annual meeting, notice must be delivered to our secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Generally, for a proposal to be timely submitted for consideration at a special meeting at which directors are to be elected, notice must be delivered to our secretary not earlier than the date on which public announcement of the date of such meeting is first made by the Company and not later than the close of business on the 15th day following the date of first public announcement. Our Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment of the Bylaws

Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Certificate of Incorporation and the Bylaws grant to the Board the power to adopt, amend, restate or repeal the Bylaws, provided that no bylaw adopted by the stockholders may be amended, repealed or readopted by the Board if such bylaw so provides. The stockholders may adopt, amend, restate or repeal the Bylaws but only by the affirmative vote of the holders of at least 66 2/3% of our then outstanding voting stock.

No Cumulative Voting

Our stockholders do not have the right to cumulate votes, as discussed further under “—Common Stock—Voting Rights.”

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought in the name or right of us or on our behalf, (2) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees, stockholders or other agents to us or our stockholders, (3) any action arising or asserting a claim arising pursuant to any provision of the DGCL or any provision of the Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Limitations of Liability and Indemnification Matters

Our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

●	for any breach of their duty of loyalty to us or our stockholders;

●	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

●	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our Certificate of Incorporation also provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Certificate of Incorporation also permits us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in Certificate of Incorporation and the indemnification agreements facilitates our ability to continue to attract and retain qualified individuals to serve as directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company.

Listing

Our Common Stock is quoted on the NYSE American LLC under the symbol “GDP.”